LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

January 20, 2015

Michael Clampitt
Senior Counsel
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc. Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2014
Filed September 22, 2014 Response dated September 22, 2014 Form 10-Q for the Fiscal Quarter Ended September 30, 2014 Filed November 17, 2014
File No. 000-54648

Dear Mr. Clampitt:

By letter dated December 18, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 9, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.
Your responses to prior comment 1 and prior comment 3 (see the first, second, and sixth bullets) in our letter dated September 8, 2014 indicate that based upon your determination that the “overall impact” of each relevant agreement on the Company’s operations was not “sufficiently material,” you did not file an Item 1.01 Form 8-K to report the entry into the agreement and/or file the following items as exhibits to your periodic reports pursuant to Item 601 of Regulation S-K:

•	Reseller agreement with Vacation.com, as announced in your press release dated June 10, 2014;
•	Assignment and Use Agreement with Santa Fe Southern Railway dated April 23, 2014
•	Service Agreement with Santa Fe Southern Railway dated May 15, 2014; and
•	Investor Relations Agreement with Integrative Business Alliance LLC dated June 30, 2014
Since your responses do not provide sufficient factual or analytical context regarding these agreements, we are unable to concur with your determination that each agreement is immaterial. Please also address in your additional analysis, without limitation, the fact that your revenues increased 100% during the quarter ended September 30, 2014, due to your commencement of operations in Santa Fe, New Mexico, as disclosed on page 20 of the Form 10-Q.

Response: The Company will file on Form 10-K/A an amendment to its annual report on Form 10-K for the fiscal year ended March 31, 2014, with the above-referenced documents included as exhibits within such filing.

2.
Your response to the third bullet of prior comment 3 in our letter dated September 8, 2014 indicates that you did not file, as exhibits to your periodic reports, the agreements and promissory notes described under “Description of Indebtedness” on pages 23-25 of the Form 10-Q for the period ended June 30, 2014 based on your determination that the material terms of the same were “sufficiently described” in the Form 10-Q. However, we are unclear how such disclosure obviates the need for compliance under Item 601 of Regulation S-K. Therefore, please include the following items as exhibits in an amendment to your Form 10-Q for the period ended September 30, 2014, or, if you wish, a current report on Form 8-K:

•	promissory note with JMJ Financial, dated October 1, 2013;
•	purchase agreement with “an institutional investor” dated November 22, 2013, and the related note exchange agreement, dated April 11, 2014;
•	convertible promissory note with Iconic Holdings, LLC, dated March 24, 2014;
•	convertible notes with KBM Worldwide, Inc., dated March 25, 2014, May 6, 2014, and July 1, 2014, respectively;
•	convertible promissory notes with Beaufort Capital Partners LLC, dated April 2, 2014 and May 28, 2014, respectively;
•	convertible note payable with Vista Capital Investments, LLC, dated April 17, 2014;
•	convertible note payable with Redwood Management, LLC, dated April 30, 2014;
•	secured convertible promissory note with Typenex Co-Investment, LLC, dated May 12, 2014; and
•	convertible debenture agreement with Group 10 Holdings, LLC, dated June 13, 2014.
Alternatively, please provide us additional, detailed analysis supporting your determination that you are not required to do so. See Item 601 of Regulation S-K.

Response: The Company will file on Form 10-Q/A an amendment to its quarterly report on Form 10-Q for the period ended September 30, 2014 filed with the Commission on November 17, 2014, with the above-referenced documents included as exhibits within such filing.

3.	In your responses to the fourth and fifth bullets of prior comment 3 in our letter dated September 8, 2014, you undertook to file the following items as exhibits to your next periodic report:
•	2014 Stock Option Plan; and
•	Registration Rights Agreement and Securities Purchase Agreement with Iconic Holdings, LLC dated June 16, 2014.

However, it does not appear that either of these items was filed as an exhibit to your form 10-Q for the period ended September 30, 2014, which was filed on November 17, 2014. Please amend to include these items as exhibits to your Form 10-Q for the period ended September 30, 2014.

Response: The Company will file on Form 10-Q/A an amendment to its quarterly report on Form 10-Q for the period ended September 30, 2014 filed with the Commission on November 17, 2014, with the above-referenced documents included as exhibits within such filing.

4.	Please also amend your Form 10-Q for the period ended September 30, 2014 to file the following items as exhibits:

•	convertible note payable to LG Capital Funding, LLC, dated July 18, 2014;
•	security purchase agreement with ADAR BAYS, LLC, dated July 24, 2014;
•	convertible promissory notes with KBM Worldwide, Inc., dated July 1, 2014 and August 15, 2014, respectively;
•	convertible promissory note with JSJ Investments, Inc., dated September 23, 2014;
•	debt securities assignments with Macallan Partners LLC, dated August 8, 2014 and September 12, 2014, respectively; and
•	the agreements relating to short-term borrowing with the Chief Financial Officer, Eclipse Holding and Allegheny Nevada Holdings Corporation, as described in note 9 to the financial statements.

Alternatively, please provide us your legal analysis supporting your determination that you are not required to do so. See Item 601 of Regulation S-K.

Response: The Company will file on Form 10-Q/A an amendment to its quarterly report on Form 10-Q for the period ended September 30, 2014 filed with the Commission on November 17, 2014, with the above-referenced documents included as exhibits within such filing.

5.
Official filings, including exhibits, must be in ASCII or HTML format. However, it appears that some of your exhibits, such as exhibits 10.10 – 10.15 filed with Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2014, are in PDF format, which is not permitted for official filings. In general, while you may submit unofficial copies of exhibits in PDF or XBRL format, you must submit official versions in ASCII or HTML format. Refer to section 5.1 of Volume II of the EDGAR Filer Manual. Please supplementally confirm to us that in future filings, you will file your exhibits in an appropriate format.

Response: The Company acknowledges receipt of this comment and will ensure that all subsequent filings and exhibits thereto will be submitted in the appropriate format.

The Company hereby acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Wanda Witoslawski
Chief Financial Officer